1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 26, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Amendment: this is to correct an erroneous amount of unrealized loss on TSMC Solar’s derivatives transactions in the 6-K report filed on 5/8/2015.

All other details remain unchanged.

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April 2015.

1. Sales volume (in NT$ thousands)

Period	Items	2015	2014
Apr.	Net sales	75,329,510	61,887,391
Jan.-Apr.	Net sales	297,363,654	210,102,563

2. Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC Partners*	46,007,781	4,889,568

*	The borrower is TSMC Solar.

3. Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	261,387,125	48,686,975

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	78,405,964	—
	Mark to Market Profit/Loss	1,037,380	—
	Unrealized Profit/Loss	1,117,254	262,571
Expired Contracts	Notional Amount	160,512,194	62,155,950
	Realized Profit/Loss	790,340	(541,703)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	4,807,234	—
	Mark to Market Profit/Loss	3,144	—
	Unrealized Profit/Loss	(11,655)	—
Expired Contracts	Notional Amount	24,476,170	—
	Realized Profit/Loss	93,939	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	2,036,350	2,833,552
	Mark to Market Profit/Loss	(68,934)	1,951
	Unrealized Profit/Loss	(80,270)	~~(39,313,383~~ (19,941	~~)~~ )
Expired Contracts	Notional Amount	5,848,677	10,521,206
	Realized Profit/Loss	8,856	544
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,748,081	—
	Mark to Market Profit/Loss	(15,501,734)	—
	Unrealized Profit/Loss	372,159	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—